UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic& Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On December 28, 2017, ZK International Group Co., Ltd. (the "Company") completed a closing of private placement offering (the "Offering") of ordinary shares of the Company's, no par value per share (the "Shares"), at a purchase price of US$6.00 per share, for an aggregate purchase price of $520,000. Upon the closing, the Company issued a total of 86,666 ordinary shares to the subscribers in the Offering, subject to customary restrictions pursuant to Rule 144 of the Securities Act of 1933, as amended.

The Shares were offered and sold to the subscribers in the Offering pursuant to that certain subscription agreements entered into on December 28, 2017 (the "Subscription Agreement").

The foregoing descriptions of the Offering and Subscription Agreement, are qualified in their entirety by reference to the provisions of the Form of Subscription Agreement filed as Exhibit 10.1 to this Current Report on Form 6-K (this "Report"), which are incorporated by reference herein.

The Shares were issued in reliance upon the exemption from securities registration afforded by the provisions of Section 4(a)(2), Regulation D and/or Regulation S ("Regulation S") as promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended ("Securities Act"). The Company made the determination  based upon the factors that certain such shareholders were not "U.S. Person" as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that such shareholders were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the shareholders understood that the shares of our securities may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On December 28, 2017, the Company issued a press release announcing the closing of the Offering, which is attached as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Subscription Agreement
99.1	Press Release — ZK International Announces Initial Investment from Blockchain and Crypto Fund Specialists NGST Ltd and Exigent Capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2017	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name: Title:	Jiancong Huang Chief Executive Officer and Chairman of the Board